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                                                                 August 30, 2002



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Morgan Stanley High Income Advantage Trust / Morgan Stanley High Yield Securities Inc.



Dear Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, Morgan Stanley High Income Advantage Trust hereby applies for an order granting the immediate withdrawal of the registration statement on Form N-14 (the "Registration Statement"), together with all exhibits and amendments thereto, which was filed on August 14, 2002. The Registration Statement is that of Morgan Stanley High Yield Securities Inc. and was incorrectly filed with Morgan
Stanley High Income Advantage Trust's CIK/CCC codes. No securities have been sold under the Registration Statement. The Registration Statement will be filed on behalf of Morgan Stanley High Yield Securities Inc. as soon as practicable.

     The Registration Statement relates to the proposed combination of substantially all of the assets of Morgan Stanley High Income Advantage Trust, with those of Morgan Stanley High Yield Securities Inc. whereby shareholders of Morgan Stanley High Income Advantage Trust will become shareholders of Morgan Stanley High Yield Securities Inc., receiving shares of Morgan Stanley High Yield Securities Inc. equal to the value of their holdings on the date of such transaction pursuant to the Agreement and Plan of Reorganization dated as of July 25, 2002.

     Accordingly, we request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

     If you have any questions regarding the foregoing application for withdrawal, please contact Stuart M. Strauss of Mayer, Brown, Rowe & Maw at
(212) 506-2695.


                                             Very truly yours,




                                             /s/ Lou Anne McInnis
                                             ------------------------
                                             Lou Anne McInnis
                                             Assistant Secretary